                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                          For the Month of March, 2003


                          Gilat Satellite Networks Ltd.
                          -----------------------------
                 (Translation of Registrant's Name into English


                        Gilat House, Yegia Kapayim Street
                  Daniv Park, Kiryat Arye, Petah Tikva, Israel
                  --------------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                                -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No    X
                                -------    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

Attached hereto and incorporated by reference herein is Registrant's press release dated April 14, 2003, announcing Registrant's receipt of a letter from Nasdaq regarding audit committee rules.

Attached hereto and incorporated by reference herein is Registrant's press release dated April 14, 2003, announcing that Registrant's subsidiary, Spacenet, received purchase orders from GTECH Corporation for VSAT terminals in Idaho and California.

Attached hereto and incorporated by reference herein is Registrant's press release dated April 15, 2003, announcing Registrant's 2002 results, election of a new board of directors and the election of two key management positions.

Attached hereto and incorporated by reference herein is Registrant's press release dated April 15, 2003, announcing that Registrant's subsidiary, Spacenet, has been selected by International Dairy Queen, Inc. as exclusive provider of satellite-based broadband connectivity for its restaurant brands.

Attached hereto and incorporated by reference herein is Registrant's press release dated April 17, 2003, announcing that Registrant's ticker symbol has been temporarily changed to "GILTD" to indicate the reverse split of Registrant's stock.




                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                Gilat Satellite Networks Ltd.
                                                (Registrant)


                                                By: /s/ Yoav Leibovitch
                                                    -------------------
                                                        Yoav Leibovitch
                                                        Chief Financial Officer



Dated:  April 27, 2003

GILAT SATELLITE NETWORKS RECEIVES NASDAQ LETTER REGARDING AUDIT COMMITTEE RULE

COMPANY'S NEW BOARD WILL MEET TO ADDRESS LISTING RULE

COMPANY WILL ANNOUNCE YEAR-END RESULTS FOR 2002

Petah Tikvah, Israel, April 14, 2003 - Gilat Satellite Networks Ltd. (Nasdaq:
GILTF) announced today that it received a notice from the Nasdaq National Market ("NNM") advising the Company that it is not in compliance with Nasdaq's audit committee composition requirement, Marketplace Rule 4350 (d)(2). The Nasdaq Marketplace Rules 4350(d)(2) requires that the Board of Directors of listed companies include a duly composed audit committee.

The Company plans to hold its Annual General Meeting tomorrow, April 15, 2003, to elect a new Board which will meet immediately following the shareholders meeting, to, among other matters appoint an audit committee in compliance with the NNM's requirement.

The Company also will announce results for the year-ended December 31, 2002, before the market open on April 15, 2003.

ABOUT GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)


Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.



                                      ####


GILAT INVESTOR CONTACTS:

Tim Perrott, Vice President, Investor Relations

Gilat Satellite Networks Ltd.

(703) 848-1515; TIM.PERROTT@SPACENET.COM

GILAT'S SPACENET SUBSIDIARY PROVIDES GTECH WITH VSAT TERMINALS FOR STATE LOTTERY SYSTEMS IN IDAHO AND CALIFORNIA

SPACENET CONTINUES TO BUILD ON ITS LOTTERY CONNECTIVITY LEADERSHIP POSITION WITH NEW ORDERS FROM GTECH
Petah Tikva, Israel, April 14, 2003-- Gilat Satellite Networks Ltd. (Nasdaq:
GILTF) today announced its U.S. subsidiary, Spacenet Inc., has received purchase orders from global lottery services leader GTECH Corporation for 1,250 Gilat Skystar Advantage(R) broadband satellite communications terminals to be used in lottery networks in Idaho and California.

The orders include provision of 500 terminals for expanding GTECH's IP-based California state lottery VSAT network and 750 terminals for the deployment of GTECH's new Idaho state lottery VSAT network. When completed, GTECH's new Idaho network will also enable retailers to sell and renew state fishing licenses, as well as enabling other future applications.

In the past several months, Gilat has received purchase orders from GTECH to use its Skystar Advantage VSAT platform at more than 17,000 sites nationwide. Since 1991, Gilat and its subsidiaries have provided GTECH with more than 29,000 VSAT terminals for use by government-authorized lotteries worldwide.

GTECH was the first lottery services provider to use satellite communications in an online lottery system, and has since proven that VSAT networks are an affordable, reliable, easily deployable platform for any lottery location.

Spacenet President and CEO Nick Supron said, "These purchase orders are Spacenet's latest addition to its already commanding presence in the lottery industry, which we have developed over many years. It is gratifying to see the addition of Idaho as the 11th US state lottery to join the Spacenet/GTECH lottery family nationwide."

ABOUT SPACENET
With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

ABOUT GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner with SES GLOBAL in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

                                      ####

Spacenet Media Contact:
Fritz Stolzenbach
(703) 848-1175; fritz.stolzenbach@spacenet.com

Gilat Investor Contact:
Tim Perrott, Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com

GILAT ANNOUNCES 2002 RESULTS

NEW BOARD ELECTS TWO KEY MANAGEMENT POSITIONS

DEBT RESTRUCTURING COMPLETED REDUCING PRINCIPAL DEBT BY APPROXIMATELY US$300 MILLION

COMPANY ANNOUNCES SEVERAL NEW DEALS DURING PERIOD

Petah Tikva, Israel, April 15, 2003 - Gilat Satellite Networks Ltd. (Nasdaq:
GILTF), a worldwide market leader in satellite networking technology and services, today reported its results for the year ending December 31, 2002. The Company also announced the election of a new Board of Directors, the appointment of two key management positions, and significant new business awards.

Revenues for the year ending December 31, 2002, were US$209 million. Revenues for the year were impacted by the exclusion of Gilat's European business unit revenues related to its joint venture agreement with SES GLOBAL, the Company's restructuring process, and a sluggish economy. The Company recorded several charges throughout the year largely relating to the restructuring process, the adoption of a new accounting policy, the impairment of certain assets, and other charges. The Company primarily took the following charges in the year: US$69.7 million charge related to goodwill in accordance with the adoption of a new accounting policy under the Statement of Accounting Standards (SFAS) No. 142; US$51.4 million related to impairment of investments in companies, primarily GVT, and long-term notes, US$8.3 million impairment of intangible assets, US$42.4 million charge for impairment of other long lived assets, all relating to SFAS No. 144; US$20.1 million related to an impairment of inventory, and approximately US$34.7 million for bad debt. Including these and other charges, the Company reported a net loss of US$348.2 million, or US$14.77 per share for the year ended December 31, 2002.

RESTRUCTURING PLAN COMPLETED REDUCING DEBT, FINANCING COSTS AND IMPROVING SHAREHOLDERS EQUITY

The Company also announced on March 17, 2003, that it had completed its plan of arrangement with its bank lenders, holders of its 4.25% Convertible Subordinated Notes due 2005 (the "Old Notes"), and certain other creditors, removing uncertainty related to the Company's debt position and improving viability. The successful completion of its debt restructuring plan reduces the Company's principal debt by approximately US$305 million, secures new agreements with its banking creditors, and significantly reduces overall financing costs. As a result of the agreement, the Company expects to increase its shareholder's equity by approximately US$230 million. The Company secured long-term, 10-year agreements with both its existing bank group and holders of the 4.00% convertible notes ("New Notes"). The Company's primary obligations as of March 31, 2003, will now consist of US$118.3 million in long-term bank debt over a term ending in 2012 and US$88.3 million in 4.00% convertible notes due 2012. The Company's near-term financing costs will be reduced by approximately 60% over the year 2002.

The Company ended the year December 31, 2002, with approximately US$71 million of cash, including restricted cash, and equivalents. Also at year-end, current assets were higher than current liabilities by approximately US$128 million.

The Company also announced that its shareholders and Board of Directors approved a 1-for-20 reverse stock split. This reverse stock split will reduce the number of outstanding shares of the Company to approximately 12,987,860 shares, effective on April 16, 2003.

The Company also announced today that its new Board of Directors has elected two key management positions. After the resignations of Chairman and CEO Yoel Gat, and President Amiram Levinberg, the Board elected Shlomo Rodav as Chairman and Oren Most as President and CEO. Shlomo Rodav joins Gilat as Chairman and is the successful owner and manager of numerous companies in the high-tech, infrastructure, environment, food and holdings areas. Oren Most joins Gilat from Cellcom (Israel), the county's largest and most successful cellular phone company, where he was one of the company's founders and served as Deputy CEO and Head of the Customers Division.


IMPROVING DEAL FUNNEL AND BACKLOG, GILAT RECENTLY ANNOUNCED SEVERAL NEW DEALS IN THE UNITED STATES, LATIN AMERICA, AND AFRICA, INCLUDING EXPANDED SUPPORT FOR GTECH LOTTERY OPERATIONS IN THE US


During the fourth quarter and in the recent months, Gilat has continued it market leading position in the industry by continuing to win significant new business in the United States, Latin America, and Africa. The recent wins led to an increase in backlog, totaling approximately US$250 million at year-end 2002 and comparably higher than the same period in 2001. From this backlog amount, the Company expects that approximately over US$120 million will turn into revenue during 2003, thus providing a stable base on which to grow revenue from new project wins during the upcoming year. Major new business wins recently announced include the following:

o The Company announced in January that its US subsidiary, Spacenet, has received multiple purchase orders with global lottery services leader GTECH Corporation for nearly 10,000 Gilat Skystar Advantage(R) broadband satellite communications terminals for lottery networks in California, Minnesota, Kansas and New York. The Company also received purchase orders for an additional 1,250 VSATs for lottery networks in Idaho and California.

o Diebold, Incorporated has contracted with Spacenet to become an authorized channel partner of Spacenet's Connexstar(SM) business-grade satellite broadband service.

o Spacenet has also been selected by International Dairy Queen, Inc. (IDQ) as its exclusive provider of satellite-based broadband connectivity for its restaurant brands, including Dairy Queen Brazier(R) stores, throughout the United States.

o The Colombian government selected Gilat for two Compartel projects including the installation and operation of 500 telecenters that will provide Internet connectivity and telephony services in cities and towns throughout Colombia and a 3,000-site fixed rural satellite telephony network. Together, the total value of the contracts is approximately US$65 million.

o In a contract worth US$22 million, Brazil's Communications Ministry selected Gilat to provide Skystar 360E, two-way, satellite Internet service to 3,200 sites nationwide, as part of the country's new GESAC program.

o Gilat was selected by Telkom South Africa Limited, the largest telco in Africa, to provide a Skystar 360E satellite hub station and thousands of VSAT terminals, establishing Gilat's satellite-based technology as Telkom SA's broadband VSAT offering. The agreement spans a five-year period reaching a cumulative amount of more than 26,000 units. Gilat expects to generate approximately US$10 million in revenue by the end of 2003.

o The Company announced it is providing broadband satellite communications equipment and services to support an important new joint venture in Mexico between GlobalSat and Intelsat Global Services Corporation. GlobalSat is teaming with Intelsat to introduce two-way satellite broadband Internet service throughout Mexico. The service will target the small office/home office (SOHO) market, small to medium enterprises (SMEs) and remote offices of multinational corporations.

ABOUT GILAT SATELLITE NETWORKS LTD.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

*The SkyBlaster 360 product is marketed by StarBand Communications under its own brand name.

                                      ####

GILAT INVESTOR CONTACTS:

Tim Perrott, Vice President, Investor Relations
Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com

Barry Spielman, Director, Corporate Marketing
Gilat Satellite Networks, Ltd.
+(972)3-925-2201
barrys@gilat.com
----------------

GILAT'S SPACENET SUBSIDIARY TO PROVIDE DAIRY QUEEN(R) LOCATIONS WITH BROADBAND INTERNET ACCESS USING CONNEXSTAR (SM) SATELLITE-BASED SERVICE

CONNEXSTAR KEY COMPONENT OF THE DAIRY QUEEN SYSTEM'S PLANS TO ENHANCE POINT-OF-SALE APPLICATIONS AND LINK ALL FRANCHISE LOCATIONS TO CORPORATE HEADQUARTERS
Petah Tikva, Israel, April 15, 2003 -- Gilat Satellite Networks Ltd. (Nasdaq:
GILTF) today announced its U.S. subsidiary, Spacenet Inc., has been selected by International Dairy Queen, Inc. (IDQ) as its exclusive provider of satellite-based broadband connectivity for its restaurant brands, including DAIRY QUEEN/BRAZIER(R) restaurants, throughout the United States.

IDQ is making Spacenet's Connexstar(SM) satellite broadband service available to thousands of its U.S. franchisees to support Internet connectivity, credit authorization and technical support for Radiant point-of-sale (POS) systems. Radiant POS systems will be installed at all of IDQ's new "DQ GRILL & CHILL(R)" restaurants, as well as DAIRY QUEEN units that wish to upgrade their existing POS systems.

"We've found Connexstar CX-500 service to be an extremely attractive solution for meeting the full range and scope of our connectivity needs. With its high bandwidth and persistent connectivity, franchisees can use it just for high-speed Internet access, or to support a wide range of point-of-sale applications. Equally important, we found Connexstar to be far more cost effective than using a dial-up line for each individual application," said Mark Broin, IDQ's Vice President, Information Services. "In the future, stores may also use Connexstar for nightly polling, in-store music and digital menu boards."

Broin added, "Connexstar's nationwide coverage and rapid deployment capability will enable us to provide service to stores everywhere - even in the most remote, rural locations. The combination of superior support for all of our current and planned applications, nationwide coverage and favorable economics made Connexstar the clear choice for serving our franchisees. Using Spacenet's Connexstar service for our data connectivity needs will help us continue to provide our franchisees with the highest possible level of service."

Spacenet President and CEO Nick Supron said, "Our Connexstar service is ideally suited for a company such as IDQ, which has a large franchisee base with varied connectivity requirements. Connexstar service can be easily configured to meet the unique needs of each franchisee - providing them with a higher-performance connection at a much lower operating expense."

ABOUT IDQ
IDQ (Minneapolis; www.idq.com) is one of the world's largest and most experienced retailers of frozen desserts and hot food products. The Company is engaged in the business of developing, licensing and servicing a system of more than 5,700 DAIRY QUEEN restaurants in the United States, Canada and foreign countries; more than 300 ORANGE JULIUS(R) stores in the United States, Canada and foreign countries; and more than 30 KARMELKORN(R) Shoppes. It is a wholly owned subsidiary of Berkshire Hathaway Inc., which engages in a number of diverse business activities.

BACKGROUND ON SPACENET'S CONNEXSTAR SERVICE
Powered by Gilat's Skystar 360E(TM) VSAT platform, Connexstar provides commercial-grade, always-on high-speed broadband connectivity anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality. Connexstar services include business-grade installation, lifetime equipment warranties and second-level help desk support. A variety of on-site field service options - such as 24 x 7 help desk and same day, 7 x 8 on-site maintenance - are also available to meet specific business needs. Learn more about Connexstar at www.connexstar.com.

ABOUT SPACENET
Headquartered in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.


ABOUT GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

                                      ####

Spacenet Media Contact:
Fritz Stolzenbach
(703) 848-1175; fritz.stolzenbach@spacenet.com

Gilat Investor Contact:
Tim Perrott, Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com

GILAT SATELLITE NETWORKS TICKER SYMBOL TEMPORARILY CHANGED TO "GILTD"

DUE TO REVERSE SPLIT, THE COMPANY'S TICKER SYMBOL IS TEMPORARILY CHANGED TO "GILTD" FROM "GILTF"

CHANGE TO BE EFFECTIVE FOR A PERIOD OF TWENTY TRADING DAYS

Petah Tikva, Israel, April 17, 2003 - Gilat Satellite Networks Ltd. (Nasdaq:
GILTD; GILTF), a worldwide market leader in satellite networking technology and services, announced that its ticker symbol has been temporarily changed to "GILTD" from "GILTF" for a period of twenty trading days following the effective date of the 1-for-20 reverse split of the stock. The ticker symbol will return to "GILTF" on May 15, 2003, at the opening of trading.

ABOUT GILAT SATELLITE NETWORKS LTD.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

*The SkyBlaster 360 product is marketed by StarBand Communications under its own brand name.

                                      ####

GILAT INVESTOR CONTACTS:

Tim Perrott, Vice President, Investor Relations

Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com

Barry Spielman, Director, Corporate Marketing
Gilat Satellite Networks, Ltd.
+(972)3-925-2201
barrys@gilat.com
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